Exhibit 12

NEENAH PAPER, INC. AND SUBSIDIARIES
STATEMENT REGARDING THE COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2013	2012	2011	2010	2009 (b)
Income (loss) from continuing operations before taxes	$72.8	$57.0	$41.3	$34.8	$(6.8)
Plus fixed charges	12.7	14.9	16.7	21.7	24.2
Numerator	$85.5	$71.9	$58.0	$56.5	$17.4
Interest expense (including amortization of debt issuance costs)	$11.2	$13.5	$15.6	$20.5	$23.4
Interest portion of rent expense (a)	1.5	1.4	1.1	1.2	0.8
Fixed charges	$12.7	$14.9	$16.7	$21.7	$24.2

Ratio of earnings to fixed charges	6.7x	4.8x	3.5x	2.6x	—

(a)         Represents one-third of rent expense which is deemed to be the financing portion of the lease agreements.

(b)         Fixed charges exceeded earnings for the years ended December 31, 2009 by $6.8 million.